Exhibit 8(b)

Appendix A

Fees

Funds of the Trust with Class, if applicable		Administration Fee (as % of net assets)[1]
Fund	Class	Total
BlackRock CoreAlpha Bond Fund	Institutional Shares	0.05
	Investor A Shares	0.05
	Investor C Shares	0.05
	Class K Shares	0.05

Approved by the Board of Trustees of BlackRock Funds VI on May 18, 2018.

Amended: November 19, 2018.

[1]

Expenses attributable to one or more, but not all, of the Funds or share classes (such as shareholder servicing expenses) shall be charged against the assets of the relevant Funds or share classes. Because of the differences in the expenses attributable to one or more, but not all, of the share classes of a particular Fund, a Fund may have different administration fees for different share classes.

Appendix A to BlackRock Funds VI Administration Agreement

A-1